

Mail Stop 4720

July 20, 2016

Via E-mail
Mr. Michael Rogers
Chief Financial Officer
Acorda Therapeutics, Inc.
420 Saw Mill River Road
Ardsley, NY 10502

> **Re:** **Acorda Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K, Item 2.02**
> **Furnished April 28, 2016**
> **File No. 000-50513**

Dear Mr. Rogers:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition –
Ampyra, page 111

1. You disclose on page 84 that as a result of settlement agreements reached in 2015, Actavis, Aurobindo, Sun and Par Pharmaceutical will be permitted to market generic versions of Ampyra in the U.S. at a specified date in 2027, or potentially earlier under certain circumstances. Please describe for us the circumstances that would allow for earlier marketing of generic versions of Ampyra in the U.S. and how much earlier this could potentially occur. Tell us what consideration you gave to providing disclosure of this

information when describing any known trends or uncertainties with respect to Ampyra revenue in the U.S. pursuant to Item 303(a) of Regulation S-K.

Zanaflex, page 112

2. Please confirm, if true, that the return privilege had not substantially expired for product related to the $22.2 million one-time increase in net revenue as a result of your change in revenue recognition for Zanaflex sales. Refer to ASC 605-15-25-1 which requires recognition at the time of substantial expiration of the return privilege if it occurs before the conditions in ASC 605-15-25-1 are met.

Form 8-K Earnings Release dated April 28, 2016

3. You adjust for non-cash taxes in your non-GAAP presentation. This is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular 102.11. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105, or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance